UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

August 30, 2023

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Request for Withdrawal of Post-Effective Amendment Nos. 533, 538, 541, 544, 562 and 566 to the Registration Statement of Unified Series Trust (“Registrant”) (SEC File No. 811-21237 and CIK 0001199046)

Ladies and Gentlemen:

The Registrant filed Post-Effective Amendment No. 533 for the purpose of forming three new series, the NightShares 500 ETF, the NightShares 100 ETF, and the NightShares 2000 ETF. The Registrant filed Post-Effective Amendment No. 538 for the purpose of responding to the Staff’s comments on Post-Effective Amendment No. 533 and making non-material changes.

Only the NightShares 500 ETF and NightShares 2000 ETF sold securities in connection with the offering, and those ETFs liquidated on August 10, 2023 pursuant to a supplement filed on July 14, 2023.

With respect to the NightShares 100 ETF, the Registrant filed Post-Effective Amendment Nos. 541 and 544 for the purpose of amending the strategy of the ETF. The Registrant then filed Post-Effective Amendment No. 562 for the purpose of again amending the strategy of the ETF and filed Post-Effective Amendment No. 566 for the purpose of extending the effective date of Post-Effective Amendment No. 562.

The filing dates and times and the accession numbers for these filings are:

Post-Effective Amendment No.	Filing Date and Time	Accession Number
533	March 4, 2022 15:01:16	0001580642-22-001239
538	May 17, 2022 15:02:17	0001580642-22-002794
541	June 8, 2022 13:50:05	0001580642-22-003049
544	August 5, 2022 15:34:38	0001580642-22-003921
562	June 14, 2023 14:06:39	0001580642-23-003201
566	August 11, 2023 11:11:32	0001580642-23-004197

No securities have been sold in connection with the offering of the NightShares 100 ETF and the Registrant has determined not to proceed with the offering of the series at this time.

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Registrant respectfully requests the consent of the U.S. Securities and Exchange Commission to the withdrawal of Post-Effective Amendment Nos. 533, 538, 541, 544, 562 and 566.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to: Mr. Martin R. Dean, President, Unified Series Trust

Ms. Cassandra W. Borchers, Esq., Thompson Hine LLP